FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi improved survival in biliary tract cancer

 25 October 2021 7:00 BST

Imfinzi plus chemotherapy significantly improved overall survival in 1st-line advanced biliary tract cancer in TOPAZ-1 Phase III trial at interim analysis

First immunotherapy combination to demonstrate superior clinical outcomes over standard of care in a global, randomised trial in this setting

Positive high-level results from the TOPAZ-1 Phase III trial showed Imfinzi (durvalumab), in combination with standard-of-care chemotherapy, demonstrated a statistically significant and clinically meaningful overall survival (OS) benefit versus chemotherapy alone as a 1st-line treatment for patients with advanced biliary tract cancer (BTC).

At a predefined interim analysis, the Independent Data Monitoring Committee concluded that the trial met the primary endpoint by demonstrating an improvement in OS in patients treated with Imfinzi plus chemotherapy versus chemotherapy alone. The combination also demonstrated an improvement in progression-free survival (PFS) and overall response rate, key secondary endpoints.

Imfinzi plus chemotherapy was well tolerated, had a similar safety profile versus the comparator arm and did not increase the discontinuation rate due to adverse events compared to chemotherapy alone.

BTC is a group of rare and aggressive cancers that occur in the bile ducts and gallbladder.1,2 Incidence of BTC often depends on the prevalence of common risk factors for each type within a geographical region.

Approximately 50,000 people in the US, Europe and Japan and about 210,000 people worldwide are diagnosed with BTC each year.3-5 These patients have a poor prognosis, with approximately only 5% to 15% of all patients with BTC surviving five years.4 In December 2020, Imfinzi was granted Orphan Drug Designation in the US for the treatment of BTC.

Do-Youn Oh, MD, PhD, Professor, Division of Medical Oncology, Department of Internal Medicine at Seoul National University Hospital and Seoul National University College of Medicine, and principal investigator in the TOPAZ-1 Phase III trial, said: "Patients with advanced biliary tract cancer are in dire need of new treatments as progress in the 1st-line setting has remained largely stagnant for more than 10 years. TOPAZ-1 is the first Phase III trial to show that adding an immunotherapy to standard chemotherapy delivers a meaningful overall survival benefit for patients in this setting. Today's exciting results are a major step forward in treating this disease and represent new hope for our patients."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "We are delighted TOPAZ-1 has been unblinded early due to clear evidence of efficacy for Imfinzi plus chemotherapy, which has also demonstrated a strong safety profile. We have now delivered two positive gastrointestinal cancer trials in a row for Imfinzi, following the HIMALAYA trial in liver cancer. We believe the significant survival benefit demonstrated marks a new era of immunotherapy treatment in this devastating disease, and it advances our commitment to improving long-term survival for patients across these cancers where treatment options are limited."

The data will be presented at a forthcoming medical meeting and shared with health authorities.

Notes

Biliary tract cancer
Biliary tract cancer (BTC) is a group of rare and aggressive gastrointestinal (GI) cancers that form in the cells of the bile ducts (cholangiocarcinoma), gallbladder or ampulla of Vater (where the bile duct and pancreatic duct connect to the small intestine).1,2 Cholangiocarcinoma is more common in China and Thailand and is on the rise in Western countries.8-10 Gallbladder cancer is more common in certain regions of South America, India and Japan.11,12

Apart from ampullary cancer, early-stage BTC often presents without symptoms and most new cases of BTC are therefore diagnosed at an advanced stage, when treatment options are limited and the prognosis is poor.13,14

TOPAZ-1
TOPAZ-1 is a randomised, double-blind, placebo controlled, multicentre, global Phase III trial of Imfinzi in combination with chemotherapy (gemcitabine plus cisplatin) versus placebo in combination with chemotherapy as a 1st-line treatment in 685 patients with unresectable advanced or metastatic BTC including intrahepatic and extrahepatic cholangiocarcinoma, and gallbladder cancer (ampullary carcinoma was excluded).

The trial is being conducted in more than 145 centres across 17 countries including in the US, Europe, South America and several countries in Asia including South Korea, Thailand, Japan, Taiwan and China. The primary endpoint is OS and key secondary endpoints include progression-free survival, objective response rate and safety.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) in patients whose disease has not progressed after chemoradiation therapy and is the global standard of care in this setting based on the PACIFIC Phase III trial.

Imfinzi is also approved in the US, EU, Japan, China and many other countries around the world for the treatment of extensive-stage small cell lung cancer (ES-SCLC) based on the CASPIAN Phase III trial.

Imfinzi is also approved for previously treated patients with advanced bladder cancer in several countries. Since the first approval in May 2017, more than 100,000 patients have been treated with Imfinzi.

As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, liver cancer, BTC, oesophageal cancer, gastric and gastroesophageal cancer, cervical cancer, ovarian cancer, endometrial cancer, and other solid tumours.

AstraZeneca in GI cancers
AstraZeneca has a broad development programme for the treatment of GI cancers across several medicines and a variety of tumour types and stages of disease. In 2020, GI cancers collectively represented approximately 5.1 million new cancer cases leading to approximately 3.6 million deaths.15

Within this programme, the Company is committed to improving outcomes in gastric, liver, BTC, oesophageal, pancreatic, and colorectal cancers.

Imfinzi is being assessed in combinations in liver, BTC, oesophageal and gastric cancers in an extensive development programme spanning early to late-stage disease. In October 2021, the HIMALAYA Phase III trial in 1st-line unresectable liver cancer met its primary endpoint of overall survival with the STRIDE regimen, a single, high priming dose of tremelimumab plus Imfinzi every four weeks versus sorafenib.

The Company aims to understand the potential of Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate, in the two most common GI cancers, colorectal and gastric cancers. Enhertu is jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

Lynparza (olaparib) is a first-in-class PARP inhibitor with a broad and advanced clinical trial programme across multiple GI tumour types including pancreatic and colorectal cancers. Lynparza is developed and commercialised in collaboration with MSD (Merck & Co., Inc. inside the US and Canada).

AstraZeneca in immunotherapy
Immunotherapy is a therapeutic approach designed to stimulate the body's immune system to attack tumours. The Company's Immuno-Oncology (IO) portfolio is anchored in immunotherapies that have been designed to overcome anti-tumour immune suppression. AstraZeneca is invested in using IO approaches that deliver long-term survival for new groups of patients across tumour types.

The Company is pursuing a comprehensive clinical-trial programme that includes Imfinzi as a single treatment and in combination with tremelimumab and other novel antibodies in multiple tumour types, stages of disease, and lines of treatment, and where relevant using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient.

In addition, the ability to combine the IO portfolio with radiation, chemotherapy, targeted small molecules from across AstraZeneca's oncology pipeline, and from research partners, may provide new treatment options across a broad range of tumours.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Marcano-Bonilla L, et al. Biliary tract cancers: epidemiology, molecular pathogenesis and genetic risk associations. CCO. 2016;5(5).
2.   ESMO. What is Biliary Tract Cancer. Available here. Accessed October 2021.
3.   Siegel RL, Cancer statistics, 2020. CA Cancer J Clin 2020;70:7-30.
4.   ECIS - European Cancer Information System. Available here. Accessed October 2021.
5.   Kohei Nakachi, et al. Hepatobiliary and Pancreatic Oncology Group of the Japan Clinical Oncology Group, A randomized Phase III trial of adjuvant S-1 therapy vs. observation alone in resected biliary tract cancer: Japan Clinical Oncology Group Study (JCOG1202, ASCOT), Japanese Journal of Clinical Oncology. 2018,48:392-395.
6.   GBD 2017 Disease and Injury Incidence and Prevalence Collaborators. Global, regional, and national incidence, prevalence, and years lived with disability for 354 diseases and injuries for 195 countries and territories, 1990-2017: a systematic analysis for the Global Burden of Disease Study 2017. Lancet. 2018;392(10159):1789-1858.
7.   Turkes F, et al. Contemporary Tailored Oncology Treatment of Biliary Tract Cancers. Gastroenterol Res Pract. 2019;2019:7698786.
8.   Banales JM, Cardinale V, Carpino G, et al. Cholangiocarcinoma: current knowledge and future perspectives consensus statement from European network for the study of cholangiocarcinoma (ENS-CCA). Nat Rev Gastroenterol Hepatol. 2016;13:261-280.
9.   Kirstein MM, Vogel A. Epidemiology and risk factors of cholangiocarcinoma. Visc Med. 2016;32:395-400.
10.  Khan SA, Tavolari S, Brandi G. Cholangiocarcinoma: epidemiology and risk factors. Liver International. 2019;39(Suppl.1):19-31.
11.  Bridgewater JA, Goodman KA, Kalyan A, et al. Biliary tract cancer: epidemiology, radiotherapy, and molecular profiling. Am Soc Clin Oncol Educ Book. 2016;35:194-203.
12.  Torre LA, Siegel RL, Islami F, et al. Worldwide burden of and trends in mortality from gallbladder and other biliary tract cancers. Clin Gastroenterol Hepatol. 2018;16:427-437.
13.  Banales JM, et al. Cholangiocarcinoma 2020: the next horizon in mechanisms and management. Nature Reviews Gastroenterology & Hepatology. 2020; 17: 557-588.
14.  He XD, et al. Association of metabolic syndromes and risk factors with ampullary tumors development: A case-control study in China. World J Gastroenterol. 2014; 20(28): 9541-9548.
15.  WHO. World Cancer Fact Sheet. Available here. Accessed October 2021.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 October 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary